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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RDO EQUIPMENT CO.
(Name of Subject Company (Issuer))

RONALD D. OFFUTT (Offeror)
(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

CLASS A COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

749413-10-0
(CUSIP Number of Class of Securities)

Thomas K. Espel, Treasurer
RDO Equipment Co.
2829 University Drive
South Fargo, ND 58103
Tel.: (701) 239-8730
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Thomas R. Marek, Esq.
Bruce A. Machmeier, Esq.
Oppenheimer Wolff & Donnelly LLP
Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, Minnesota 55402-1609
Tel.: (612) 607-7000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
Not Applicable	Not Applicable

*
As the filing contains only preliminary communications made before the commencement of the tender offer under General Instruction D, no filing fee is required.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☒
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO is filed by Ronald D. Offutt. Pursuant to General Instruction D to Schedule TO, this Schedule TO relates to a pre-commencement communication by Mr. Offutt.

        At the direction of Ronald D. Offutt, Chairman of the Board and Chief Executive Officer of RDO Equipment Co., RDO Equipment announced today that Mr. Offutt has indicated to RDO Equipment that he plans to cause RDO Tender Co., an acquisition entity Mr. Offutt intends to form, to commence the proposed tender offer by filing tender offer materials with the Securities and Exchange Commission and mailing such materials to the RDO Equipment stockholders on or about April 28, 2003. RDO Equipment also announced that one of its stockholders filed a complaint as a class action in the Court of Chancery for the State of Delaware against it and all of its directors alleging breach of fiduciary duty by RDO Equipment's directors in connection with the proposed tender offer by Mr. Offutt. The following is a copy of this press release:

* * *

CONTACT:	RDO Equipment, Fargo Thomas K. Espel 701/297-4288 invest@rdoequipment.com

RDO EQUIPMENT RECEIVES SHAREHOLDER COMPLAINT
AND ANNOUNCES EXPECTED TIMING OF COMMENCEMENT OF
PROPOSED TENDER OFFER BY OFFUTT

        FARGO, N.D., April 8, 2003—RDO Equipment Co. (NYSE: RDO) announced today that one of its stockholders filed a complaint as a class action in the Court of Chancery for the State of Delaware against it and all of its directors. The complaint alleges breach of fiduciary duty by RDO Equipment's directors in connection with the proposed tender offer by Ronald D. Offutt, RDO Equipment's Chairman of the Board and Chief Executive Officer. The complaint seeks injunctive relief to enjoin the proposed tender offer and damages. RDO Equipment believes the complaint is without merit and plans to vigorously defend its position.

        RDO Equipment also announced today that Mr. Offutt has indicated to the Company that he plans to cause RDO Tender Co., an acquisition entity Mr. Offutt intends to form, to commence the proposed tender offer by filing tender offer materials with the Securities and Exchange Commission and mailing such materials to the RDO Equipment stockholders on or about April 28, 2003. Mr. Offutt stated that this delay from the previously announced timing of the offer will permit RDO Equipment to file its annual report on Form 10-K for the fiscal year ended January 31, 2003 with the Securities and Exchange Commission and distribute it to stockholders at or about the same time as the tender offer materials are filed and distributed to stockholders. RDO Equipment stockholders will then have an opportunity to review this information prior to being required to determine whether to tender their Class A shares in the offer.

        As previously announced, on March 6, 2003, RDO Equipment received an updated letter from Mr. Offutt proposing to acquire at a purchase price of $6.01 per share all of the outstanding shares of the Class A common stock of RDO Equipment that Mr. Offutt does not currently own or control. This represented a substantial increase from the $5.22-$5.66 per share price range originally proposed by Mr. Offutt in December 2002 and was the result of discussions and negotiations between Mr. Offutt and the Special Committee of non-management directors that was formed to review and evaluate the offer from Mr. Offutt. On March 7, 2003, the Special Committee announced that it had received an opinion, with customary assumptions and qualifications, from its financial advisor, Houlihan Lokey Howard & Zukin, that Mr. Offutt's proposal to acquire the outstanding Class A shares that he does

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not own or control for cash consideration of $6.01 per share is fair, from a financial point of view, to the RDO stockholders holding those other shares. Based upon this opinion and the Special Committee's deliberations prior to March 7, 2003, the Committee also announced that if Mr. Offutt formally commenced a tender offer as proposed, the Special Committee intended to recommend that stockholders tender their shares, assuming no material changes have occurred prior to the formal commencement of Mr. Offutt's tender offer that would alter the views of the Committee or its financial advisors.

        Mr. Offutt reiterated that until RDO Tender Co. formally commences a tender offer to the RDO Equipment stockholders, he reserves the right, in his sole and absolute discretion, not to proceed with the offer for any reason.

        The Special Committee cautions stockholders to defer any decision to tender their shares until RDO Tender Co. makes a formal offer and the Special Committee formally discloses its position with respect to the offer in materials that RDO Tender Co. and the Special Committee will file with the Securities and Exchange Commission and mail to RDO Equipment stockholders. The Special Committee urges each RDO Equipment stockholder to read these materials prior to making any decision regarding the offer.

        Mr. Offutt beneficially owns 8,125,884 Class A shares (assuming conversion of his 7,450,492 Class B shares into an equal number of Class A shares), or approximately 63.5% of the outstanding shares of RDO Equipment.

        RDO Equipment Co. specializes in the distribution, sale, service, rental and finance of equipment and trucks to the agricultural, construction, manufacturing, transportation, and warehousing industries, as well as to public service entities, government agencies and utilities. These operations, which consist of 45 retail stores in 9 states, include one of the largest networks of John Deere construction and agricultural stores in North America. Information about RDO Equipment, including recent news and product information, is available on the Internet at www.rdoequipment.com.

        The press release above is neither an offer to purchase nor a solicitation of an offer to sell securities of RDO Equipment. If RDO Tender Co. proceeds with the offer, it will file a tender offer statement on Schedule TO regarding the offer with the SEC. RDO Equipment will also be required to file a solicitation/recommendation statement on Schedule 14D-9 regarding its response to the offer. Investors and security holders are advised to read this documentation, when and if it becomes available, because this documentation will contain important information. Investors and security holders may obtain a free copy of the tender offer documentation (when and if available) and other related documents filed by RDO Tender Co. and RDO Equipment at the SEC's web site at www.sec.gov. The tender offer documentation and such other documents may also be obtained free of charge from RDO Equipment by directing such request to RDO Equipment Co., 2829 South University Drive, Fargo, ND 58109, tel (701) 297-4288, Attention: Thomas K. Espel.

        Certain statements in this news release that are not historical in nature contain forward-looking information, particularly those statements that utilize terminology such as "would," "intends," "will," "plans" or comparable terminology. Some of the forward-looking statements in this news release include statements regarding Mr. Offutt's intent to cause RDO Tender Co. to commence a tender offer, the anticipated timing thereof, the Special Committee's intent to recommend that the RDO Equipment stockholders tender their RDO Equipment Class A shares in the offer and RDO Equipment's plans to vigorously fight the stockholder lawsuit. The forward-looking statements in this news release are based on current expectations and assumptions, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements including risks relating to Mr. Offutt's plans to cause RDO Tender Co. to commence a tender offer, the Special Committee's plans to recommend that the RDO Equipment stockholders tender their RDO Equipment Class A shares in the offer, developments in the stockholder lawsuit and changes in RDO Equipment's business or economic and

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market conditions that would dissuade Mr. Offutt from causing RDO Tender Co. to commence a tender offer, and other risks described in RDO Equipment's reports filed from time to time with the Securities and Exchange Commission including its annual report on Form 10-K for the year ended January 31, 2002.

* * *

Additional Information and Where to Find it

        In connection with the proposed transaction, Ronald D. Offutt expects to file a Schedule TO-T and related materials with the Securities and Exchange Commission. These materials will contain important information. Investors and security holders are advised to carefully review this document and related materials when they become available. Investors and security holders may obtain a free copy of the Schedule TO-T and other documents filed by Mr. Offutt with the SEC at the SEC's web site, which is located at www.sec.gov. Copies of the Schedule TO-T, as well as Mr. Offutt's related filings made with the SEC, may also be obtained free of charge from the Investor Relations Department of RDO Equipment Co. at (701) 476-2462.

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RDO EQUIPMENT RECEIVES SHAREHOLDER COMPLAINT AND ANNOUNCES EXPECTED TIMING OF COMMENCEMENT OF PROPOSED TENDER OFFER BY OFFUTT